Sustainability Report

As a global clean technology leader,

We offer low-carbon transportation solutions to a world increasingly concerned about climate change, energy security, fuel price volatility and sustainable mobility. We are pleased to share progress and challenges, in our sixth sustainability report outlining key information on Westport’s social and environmental impacts. 2012 was a year of tremendous growth and firmly cemented Westport’s position as a global company. It is important therefore that our sustainability report encompasses social and environmental performance trends from each of our operating locations. You can expect to see an expanded global discussion in our 2013 report.

The challenge of transitioning to natural gas across the entire transportation sector will require collaboration. In this report, we highlight how Westport partnerships and joint efforts have targeted a number of sustainability issues such as science education, the reliability of energy systems in the developing world, and energy literacy.

More comprehensive discussion will occur on our website, westport.com and in future annual reports. We invite your feedback, your insights and your comments. Any questions or observations regarding Westport’s sustainability performance may be directed to sustainability@westport.com.

Collaboration in 2012

National Petroleum Council’s “Advancing Technology for America’s Transportation Future”

Westport was an active participant in the National Petroleum Council’s (NPC) most recent 2012 publication “Advancing Technology for America’s Transportation Future”. The report was requested by the U.S. Secretary of Energy Steven Chu to examine opportunities to accelerate alternative fuel prospects for passenger and freight transport through 2050. The study included over 300 participants representing industry, government, academia and non-governmental organizations who contributed their knowledge and time to an examination of the potential of fuels and technologies for the light-duty and heavy-duty transport sector.

“There are competing priorities in the pursuit of new fuel and vehicle technologies that are reliable, affordable and environmentally advanced and natural gas is well-positioned within the study,” said Karen Hamberg, Vice President of Sustainable Energy Futures at Westport. “The potential for a long-term and low-cost domestic supply of natural gas driven by economically recoverable, unconventional resources provides the economic driver for the increased use of natural gas for transportation.”

The Clinton Global Initiative “Tower Power”

Westport became a member of the Clinton Global Initiative (CGI) in 2012 and announced our first Commitment to Action at the CGI Annual General Meeting in September. Our commitment aims to reduce greenhouse gas emissions from mobile phone towers in India and provide residual power to nearby villages that are currently off the grid.

India’s electrical grid is challenged by the growing number of mobile phone towers and many are powered totally or in part by diesel generators. According to the Telecom Regulatory Authority of India (TRAI), there are close to 400,000 off-grid mobile phone towers in the country which use about two billion litres of fuel annually. These towers release approximately 6.5 million tonnes of carbon dioxide, making them the second largest source of greenhouse gas emissions in the country.

The use of natural gas or biogas powered generators will reduce greenhouse gas emissions and provide a stable source of power to these towers. Fifty percent of mobile towers in India are disconnected from the grid for at least eight hours a day. With an established correlation between energy consumption and the Human Development Index, another critical outcome of this project is that the residual electricity can be used to power rural communities. If successful, this solution could be applied to other regions in the world that face similar challenges. Over the next three years, our team will pilot this project in five communities across India to establish best practices that could be replicated in other parts of the world.

Business for Social Responsibility (BSR)

Westport joined Business for Social Responsibility (BSR) in 2012. The BSR working group, “Future of Fuels”, is a new collaborative initiative with experts from the private, non- profit, public and academic sectors and will for the first time, provide companies with information about the range of sustainability impacts of their transportation fuel choices from climate change to human rights to economic development.” The Future of Fuels is an opportunity for Westport to share our expertise in alternative fuel technology and we plan to actively engage this working group to learn and contribute to this important discussion. More information at www.bsr.org.

Canadian Business for Social Responsibility (CBSR)

Westport has been a member of Canadian Business for Social Responsibility since 2001 and was one of the first members of the Canadian high-tech sector to join this group of progressive organizations committed to the principles of sustainability. More information at www.cbsr.ca.

Network for Business Sustainability (NBS)

We joined the Network for Business Sustainability in 2012 as a member of their Leadership Council. “The Leadership Council is a group of Canadian sustainability leaders from diverse sectors. These organizations annually identify their top priorities in business sustainability – the issues on which their companies need authoritative answers and reliable insights. These sustainability priorities inform and shape NBS’s research agenda.” More information at www.nbs.net.

Carbon Price Communiqué

The Carbon Price Communiqué is a historic call for action coordinated by the Prince of Wales’ Corporate Leaders Network for Climate Action in association with the World Business Council on Sustainable Development (WBCSD) and the International Emission Trading Association (IETA). Bringing together a broad coalition of stakeholders, the Carbon Price Communiqué signals the readiness of leading companies to tackle one of the most urgent challenges of the 21st century. It also underscores the importance of regulatory certainty for reducing greenhouse gas emissions while encouraging growth in energy, transport and the built environment. Westport joined more than 120 corporations to call on governments around the world to put a price on carbon.

We believe it is good environmental and public policy to broadly apply carbon pricing to encourage a shift to lower-carbon fuels and drive innovation. We are pleased to support the Carbon Price Communiqué in its call to raise awareness and advance a carbon pricing policy that is stable, clear, transparent, and ambitious.

Report Scope

At this time, we only report on our operations in British Columbia, Canada. We will include global facilities in next year’s report to provide a more comprehensive overview of our social and environmental impacts. While the majority of our engine testing and development occurs in Vancouver, we recognize that we must tell a more complete story about our activities, success and challenges.

The Importance of the Global Reporting Initiative

The Global Reporting Initiative (GRI) provides a consistent means for companies to voluntarily report on the economic, social and environmental impacts of their business. The GRI’s 79 indicators and associated methodologies enable companies to facilitate decision-making and improve sustainability performance based on globally recognized indicators.

Perhaps one of the most significant advantages of the GRI is the ability to compare the performance of Westport to our OEM partners and competitors. This report, prepared in accordance with the GRI Third Generation Guidelines (G3), discloses data from January to December 2012. Historical data from the past four fiscal years have been included for comparative purposes, where appropriate.

Westport has self-declared this report to correspond to application level B in the six-level grid of the GRI G3 guidelines. Application Level B requires us to disclose our performance on at least twenty core economic, social and environmental indicators The GRI has not verified the contents of this report, nor does it take a position on the reliability of information reported herein. For further information about the GRI, visit www.globalreporting.org

Sustainability Indicator Index

Legend
AA1	report on this indicator
BB2	partially report on this indicator

Economic Performance		Report Location
EC1	Direct economic value generated and distributed	2012 Audited Financial Statements
EC2	Financial implications and risks and opportunities of climate change	Climate Change Risks and Opportunities

Social Performance
(Human Rights, Labour Practices, Societal Impacts, and Product Responsibility)
HR3	Employee training on human rights	Human Rights
LA1	Total workforce by employment type, employment contract, and region	Employee
LA3	Benefits provided to full time, part-time and temporary employees	Employee
LA6	Workforce represented in Occupational Health and Safety committees	Health and Safety
LA7	Rates of injury, occupational disease, lost days, and work-related fatalities	Health and Safety
SO1	Nature, scope and effectiveness of programs to manage impact on communities	Community Impacts
SO2	Percentage and total number of business units analyzed for risks related to corruption	Anti-Corruption Efforts
SO3	Percentage of employees tranied on anti-corruption policies and procedures	Anti-Corruption Efforts
PR1	Life cycle stages: health and safety impacts of products - assessed for improvements	Product Responsibility
PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products	Health and Safety

Environmental Performance
EN3	Direct energy consumption by primary energy source	Energy
EN4	Indirect energy consumption by primary source	Energy
EN5	Energy saved due to conservation and efficiency efforts	Energy
EN6	Initiatives to provide energy-efficient or renewable based products and reductions	Energy
EN7	Initiatives to reduce indirect energy consumption and reduction achieved	Energy
EN8	Total water withdrawal by source	Water
EN16	Total direct and indirect greenhouse gas emissions	Greenhouse Gas Emissions
EN18	Initiatives to reduce GHG emissions and reductions achieved	Greenhouse Gas Emissions
EN22	Total amount of waste by type and disposal method	Waste Generation and Diversion
EN23	Total number and volume of significant spills	Waste Generation and Diversion
EN28	Value of fines and non-monetary sanctions for environment non-compliance	Environmental Compliance

Social Performance

Human Rights

Westport is committed to the respect of all fundamental and universally recognized human rights based on accepted international laws and practices such as those set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization. Our commitment to value and uphold human rights is stated in our Code of Conduct that is reviewed annually and signed by all employees.

Total Workforce

Westport experienced significant growth in 2012 with the number of full-time employees increasing by 42%. While rapid growth presents challenges, we continue to strive to provide a healthy work environment characterized by respectful relationships, professional development and advancement potential and an execution-focused culture to capitalize on business opportunities. A similar benefits package is offered to both full-time and part-time employees.[1]

(as of Dec. 31,
2012)	contractor	full time	part time*	total
Argentina	-	23	-	23
Australia	-	21	-	21
Canada	20	433	21	474
China	-	76	1	77
France	1	6	-	7
Italy	35	284	-	319
Korea	-	2	-	2
Sweden	4	29	-	33
U.S.A.	25	60	2	87
	85	934	24	1,043

* part time includes co-op and intern

 _______________________________________

1	Part-time employees must work at least three days per week to be eligible for the same benefits package as full-time employees. Casual employees or contractors are not eligible for benefits.

Health and Safety

The health and safety of our employees, facilities and communities is an integral part of daily business at Westport. When gauging world-class safety performance, recordable injury rates and lost-time injury rates are statistical, comparative industry measures. Our results are indicative of our ongoing and significant commitment to injury prevention, risk mitigation, regulatory compliance and continuous safety improvement. Our Health and Safety Committee members are champions for workplace safety. Westport maintains two Health and Safety Committees in British Columbia or approximately one Committee for every 227 employees. Our Committees are made up of cross-functional management and employee representatives who advise and recommend action on any unresolved workplace health and safety issues brought to them.

Safety Incidents (unaudited)	12 months ended
	Dec 2012	Dec 2011	Mar 2011	Mar 2010	Mar 2009
Recordable injury frequency	2	1	0	2	0
Recordable injury rate[2]	0.46	0.31	0	0.82	0
Lost time injury frequency	1	1	0	1	0
Lost time injury rate[3]	0.23	0.31	0	0.41	0

Community Impacts

The liveability of specific locales or areas may be significantly impacted by an organization’s activities. Westport’s geographic location, with our technical facilities adjacent to homes, schools and other businesses requires us to monitor and manage the potentially adverse impacts our operations might have on our immediate neighbors. Our Facilities Engineering Group maintains a preventative maintenance schedule for key equipment to minimize the likelihood of environment releases and noise levels in excess of municipal by-laws. Westport responds to community concerns regarding our facilities, infrastructure, noise levels and environmental impacts in a timely manner. No formal community complaints were received during this reporting period.

Anti-Corruption Efforts

Our expectations for individual integrity and ethical, moral and legal conduct are outlined in our Code of Conduct. The Code of Conduct has mandated compliance with all applicable laws in the jurisdictions where we operate and has always prohibited the giving or receiving of improper payments to influence business decisions. In addition, Westport maintains a confidential Ethics Hotline to provide an avenue for employees to raise concerns about corporate conduct. The policy includes the reassurance that they will be protected from reprisals or victimization for “whistle blowing” in good faith.

2	The recordable injury incident rate is the annualized rate of occupational injuries and illness per 100 employees. It is a calculation of the number of injuries x 200,000/employee hours worked. First aid classified injuries are not included.

3	The lost time injury rate is a calculation of the total number of lost time injuries x 200,000/ employee hours worked. Lost days refer to scheduled work days and the count begins on the next scheduled work day immediately after the injury.

Product Responsibility

Quality and safety are imperatives across the product life cycle. Our Quality Management System (QMS) is certified to ISO 9001:2008 standards for the design, assembly and commercialization of its liquefied natural gas (LNG) fuel systems. Westport QMS comprises the organization’s policies and procedures that aim to ensure that customer requirements are met with consistency, resulting in enhanced customer confidence and satisfaction. The QMS, other internal requirements and engineering systems have contributed to no incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of our products. Internal systems and processes have been established to ensure that the health and safety impacts of our products are assessed in each of the following life-cycle stages:

Health and Safety Impacts Assessed at Life-Cycle Stage	status
Development of product concept	YES
Research and development	YES
Certification	YES
Manufacturing and production	YES
Marketing and promotion	YES
Storage, distribution, and supply	YES
Use and service	YES
Disposal, reuse, or recycling	PARTIAL

Community Engagement

Our employees make significant contributions to the communities in which they live and work. Westport has supported the United Way of the Lower Mainland with a spirited and employee-driven workplace campaign since 2002. Since that time, Westport employees have donated close to $800,000 to the United Way and our campaigns have been recognized as leading workplace efforts. We are pleased to support internal fundraising efforts and offer each employee 16 hours of paid leave each year to volunteer with a charitable organization of his/her own choosing.

IMPACT is an employee team established to lead community engagement and community enrichment activities. IMPACT brings together the various volunteer activities, events and initiatives that Westport employees were already involved with into one coordinated effort. IMPACT’s vision of community is broad and encompasses the communities in which we live, our immediate neighbours in Vancouver and our workplaces. IMPACT initiatives and its three pillars of Environment, Education and Community are profiled in more detail on westport.com.

These three platforms encompass how Westport can contribute ideas, volunteer time and money to the alleviation of poverty, a more sustainable environment and a dialogue on the importance of science and technology.

Our Partnership with Science World

Science World is dedicated to inspiring science and technology leadership in British Columbia. Westport is a contributor to Science World’s “Bridging the Science Gap” campaign through its sponsorship of the transportation exhibit in the newly-opened Ken Spencer Science Park. This park is an interactive outdoor science park designed to educate children about the future of new, clean, low-carbon technologies. The Westport-sponsored exhibit conveys a “Clean Transportation Story” with interactive elements to demonstrate how everyday choices can impact our carbon footprint.

United Way of the Lower Mainland Community Schools

Westport is one of the first corporate partners to join the United Way of the Lower Mainland in offering after-school classroom activities via the Community Schools Program. Westport employees get the opportunity to volunteer as program leaders and participate in after-school activities with children aged 6 – 12.

In 2012, three Westport employees led the inaugural “Yarn Artists” program. As instructors they were responsible for weekly lesson plans for an eight week class. Research funded by United Way[4] of the Lower Mainland found that school-age children are experiencing increased isolation and disconnection. Many problems that appear in middle childhood such as social isolation and declining self-esteem, if left unchecked, become more challenging as at-risk children move into adolescence.

After- school programs help children to improve their social skills and competence, make positive lifestyle choices, experience greater academic success and build enthusiasm for school and learning. Children between the age of 9 and 10 attended the after- school program to learn how to crochet and make other yarn crafts. United Way’s Community School Program is a gift of time and leadership skills and we look forward to offering more musical, artistic and athletic curriculum and programs.

Canadian Blood Services

Westport has been a member of the Canadian Blood Services’ Partners for Life Program since 2001. This nationwide program is designed to encourage group donations from business and community organizations. Each year, we set a target, coordinate group donations and allow employees to take time from work to donate.

4	United Way of the Lower Mainland’s Annual Report (April 2009 to March 2010)

The Canadian Blood Services’ Bloodmobile visited our offices for the first time in 2012 and we were able to collect more than 40 donations that day. In 2012, we made 111 donations or enough blood to impact over 300 lives.

Environmental Performance

Environmental Compliance

Compliance with applicable federal, provincial, and municipal regulations is a baseline environmental performance standard and we believe that leading organizations must go beyond minimum environmental requirements. Since its inception in 1996, Westport has not received any fines or non- monetary sanctions for environmental non-compliance.

Water

It is expected that climate change will impact global water resources. Water use is an increasingly critical component of each organization’s sustainability performance. Despite this, only the largest industries in British Columbia have water meters with data logging capability and the city of Vancouver does not currently provide meters to light industrial or commercial customers such as Westport.

Our calculations indicate that Westport facilities cumulatively have an average daily rate of water use of approximately 13.5 m³ per day. Engine and fuel system component testing activities use process water that flows in a closed- loop thereby minimizing total water withdrawals. Water conserving domestic appliances and fixtures has been installed at all locations in an effort to further reduce our impact.

Energy Consumption

	gigajoules for the year ended

(unaudited)		Dec 2011	Mar 2011	Mar 2010	Mar 2009
	Dec 2012

Direct

Diesel	2,544	1,250	1,146	1,920	2,050
Propane	35	99	120	615	353
LNG	8,466	11,193	13,395	6,795	12,551
CNG	28,802	19,352	13,363	28,328	19,708
Natural gas returned
	-1,860	-3,663	-7,102	-2,508	-7,167
Net direct consumption
	37,987	28,232	20,922	35,149	27,495
Indirect

Electrical	12,239	7,392	5,961	8,726	8,115

The overall energy consumption increased in the reporting year. This result can be attributed to a number of factors:

1	In 2012, we built a new High Technology Centre (HTC) in Vancouver. As part of the expansion in product and service offerings, we have added the state-of-the art testing facilities. The new HTC allows us to perform development and certification testing in-house which streamline the testing process. The new HTC adds three more transient test cells and we now operate six transient dynamometers. When the engines are running during the test, they generate electricity which can be used by the facility. If the power cannot be used, it is returned to the grid.

2	We acquired about 27% more office space square footage due to an increase in employee headcount.

3	The increase in diesel is due to variable testing schedules. There are times when we are evaluating several engines which run on diesel only. Moreover, we have increase our on road testing which means more engineering trucks are running different tests.

Greenhouse Gas Emissions

The Greenhouse Gas Protocol developed by the World Business Council on Sustainable Development (WBSCD) is the globally accepted standard for greenhouse gas (GHG) emissions accounting. The organizational boundary of this inventory includes all of Westport’s British Columbia-based facilities and includes both scope one and scope two emissions.[5] We have not measured scope three emissions to date.

Greenhouse Gas Inventory [6] (unaudited)	tonnes CO2 equivalent for the 12 months ended

	Dec 2012	Dec 2011	Mar 2011	Mar 2010	Mar 2009

Total Scope 1
Direct Emissions	2,224.2	1,805.5	1,192.3	2,005.4	1,383.2

Total Scope 2
Indirect	288.0	237.0	194.0	245.0	244.0
Emissions
Total GHG impact	2,512.2	2,042.5	1,386.3	2,250.4	1,627.2

Finding comparable organizations against which to benchmark our GHG emissions remains a challenge. There are currently no regulatory requirements for a company of our size to disclose its emissions[7]. The process of compiling a GHG inventory is an important first step in understanding reduction opportunities and measuring progress.

Westport prepared its first CDP report in 2012 to work towards our goal of enhanced corporate transparency and disclosure related to environmental performance and climate change. The Carbon Disclosure Project (CDP) is a global, independent not-for-profit organization working to drive greenhouse gas emissions reduction and sustainable water use. The CDP provides a platform for thousands of companies and cities to measure, disclose, manage and share environmental information and works with to advance the investment opportunities and reduce the risks posed by climate change.

The process highlighted our strengths and opportunities for improvement. One of our strengths is our technology and products enable the range of light to high-horsepower petroleum-based fuel engines to use primarily natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. We have also identified the opportunities to integrate climate change risk into our risk management procedures and overall business strategy.

Waste Generation and Diversion

Waste reduction, reuse and recycling programs are well established and well-maintained. Using formulas based on bin size and frequency of collection, Westport generates approximately 200 tonnes of waste annually. Reducing the amount of waste sent to landfill remains a priority

5	Scope One Direct Emissions encompass both liquefied and compressed natural gas, diesel, propane, and fuel used in company vehicles. Scope Two Indirect Emissions include emissions associated with the purchase and use of electricity.
6	The GHG Protocol methodology used at this time only includes emissions associated with fuel consumption and not energy and emissions associated with fuel production, distribution and transport.

7	In Canada, Large Final Emitters (LFEs), those facilities that emit the equivalent of 100,000 tonnes (100 kT) or more of carbon dioxide (CO2) equivalents per year are required to disclose their emissions.

and we have launched employee education and awareness efforts to communicate the importance of minimizing the amount of waste generated.

We extend the opportunity for employees to recycle electronics, batteries, confidential paper and some hazardous waste like paint through our waste minimization program.

Our Facilities Engineering Group tracks the amount of waste recycled via our hazardous waste program, scrap materials collection and office waste initiatives.

Types of Hazardous and Solid Waste Recycled
Aluminum	Coolant	Lube oil	Stainless steel
Batteries	Diesel	Other plastic	Tires
Beverage containers
	E-waste	Paper	Viscor
Cardboard	Filters / rags	Plastic oil pails	Wastewater
Cellphones	Light bulbs	Solvents	Wood